

PIGEON LOANS
2021 Report

Dear investors,

We've done a lot great things over the 2021 Fiscal Year. All quarterly updates are available on the WeFunder updates page, and we'll continue to provide more updates as the quarters' progress. Our team is growing, our product is improving every day, our customers are happy, our brand is solidifying itself, and we've secured enough institutional funding to last us for years to come! The future is bright for Pigeon Loans and we're excited to have you be such strong supporters of our success.

We need your help!

Spread the word about Pigeon Loans! Please follow us on all of our social media (Twitter, Youtube, Instagram, Tik Tok, Facebook, Linkedin), promote our podcast episodes, educational articles, news media from Business Insider, Y Combinator, and more. We are doing a large push on brand awareness internally and therefore any efforts to increase our organic social footprint will further compound the effects of our brand building.

Sincerely,

Anna Matilde Tanga

Secretary

Brian Bristol

Founder & CTO

Our Mission

In 5 to 7 years we hope to have a near $2 Billion dollar exit. As a result of the large market size we service and numerous advantages on our side like the 'network-effect', 'first-to-market', and the service and numerous advantages on our side like the network effect, first to market, and the potential 'virality' of our platform we can become on of the most disruptive financial tech companies of the next decade. With proper execution and a strong community backing us, we believe we can succeed in this vision of ours. These projections cannot be guaranteed.

See our full profile



How did we do this year?



Report Card

A-

The Good

Y Combinator-funded company & latest company valuation of $25M.

Hiring of 5 new core employees.

Launch of new website, branding, and features.

The Bad

Increase in burn rate to go with the increase in capital raised.

Product market fit is yet to be attained.

Product development speed will need to be faster going forward.

2021 At a Glance
January 1 to December 31



$1,974 +33X
Revenue



-$235,313
Net Loss



$0
Short Term Debt



$393,600
Raised in 2021



$2,147,166
Cash on Hand
As of 04/20/22

| INCOME | BALANCE | NARRATIVE |

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Pigeon Loans is the world's leading global lending platform dedicated to allowing friends, family, loved ones, and people who trust each other the most to make loans with one another.

In 5 to 7 years we hope to have a near $2 Billion dollar exit. As a result of the large market size we service and numerous advantages on our side like the 'network-effect', 'first-to-market', and the potential 'virality' of our platform we can become on of the most disruptive financial tech companies of the next decade. With proper execution and a strong community backing us, we believe we can succeed in this vision of ours. These projections cannot be guaranteed.

Milestones

Pigeon Loans, Inc. was incorporated in the State of Delaware in June 2020.

Since then, we have:

- Became a W22 Y Combinator backed company

- Oversubscribed our Seed fundraising round at a $25M Valuation

- Grown to 5 employees

- Garnered investors such as Stanford graduates, Research Institutions, Youtube icons, and more

- Moved over $1,000,000+ in loan volume between friends and family

- We've grown user signups 40% month-over-month to a total of 15,000 users

- Transacted loans in 7 different countries

- Our U.S. market size is $200 Billion and our global market size is an estimated $1 Trillion

- Alum of the globally recognized & illustrious Mercury Raise '21 Cohort

- Winner of the 2021 Greatest Damn Pitch Competition

- Graduate of the InNEVator Accelerator '21 Cohort

Historical Results of Operations

Our company was organized in June 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $1,974 compared to the year ended December 31, 2020, when the Company had revenues of $58. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $75,439, including $33,039 in cash. As of December 31, 2020, the Company had $6,166 in total assets, including $6,166 in cash.

- *Net Loss.* The Company has had net losses of $235,313 and net losses of $28,107 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $303,600 for the fiscal year ended

December 31, 2021 and $5,000 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To the date of December 31, 2021, the company has been financed with ~$400,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 26 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Pigeon Loans, Inc. cash in hand is $2,147,165.68, as of April 2022. Over the last three months, revenues have averaged $1,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $65,000/month, for an average burn rate of $64,000 per month. Our intent is to be profitable in the next 18-24 months.

Since the date of our financials, December 31st, 2021, Pigeon Loans raised a significant round of funding valuing the company at a $25M Post Money valuation, details regarding this round will be released in Q2 2022.

Our primary sources of capital are and will continue to be the money raised from angel investors, venture capitalists, and crowdfunding initiatives.

Net Margin: -11,921%   **Gross Margin: 100%**   **Return on Assets: -312%**   **Earnings per Share: -$47.06**

Revenue per Employee: $395   **Cash to Assets: 44%**   **Revenue to Receivables: ~**   **Debt Ratio: 402%**

📄 Pigeon_Loans_Financials_and_Compilation_Report_2020_and_2021-__1_.pdf

We 💜 Our
178 Investors

Thank You For Believing In Us

Patrick Spaulding Ryan, P...
Damon D Olafson
John Edelmann
Nathaniel L Moulton
Duke Duncan
Renee King
Marie Fiefie
William Stringer
E. Frischhut
Derrik Oates
Alexander Fitzjerrells
Ryan Nardi
Tristian Harris
Eric Doscsol

Patrick S Ryan PhD
D. William Zero
Kapeesh Bhaghavathula
Chris St Pierre
Michael Newman
Spolinsky Jacox
Megan Wallace
Joel Brown
Yue F Ting
Caveman Caveman
Felipe De Jesus Robles C...
Vera Woodson
Enos Smith
Trenton Jeffrey Braithauot

Adam Pelter
Mark Bristol
Kevin Brown
Bo Rasmussen
Persis Bristol
Dwayne Stowe
Andrea Nottingham
Curtis Austin III
Brian Lakin
Thomas Klauset Aurdal
Andrew Phillips
Randy Schmidt
Lisa Cheney
Jay Carl Mishler

Jennifer Indeliclae
Kevin Rivers
Robert W Neill Jr
Justin Buzzard Sr.
DeQuincy Lezine
Chris Myers
Cindie Jones
Eleuterio Pacheco Jr
Craig MacLellan
Gaurav Tulsyan
Jorge Juarez
Anna Koutoupis
Ben Malisow
Steven C. Anderson

Jared I. Arcari
Kevin Brown
Walter Bristol
Kevin Flanagan
Ezekiel Eden
Antoine Hart
Danilo Torres
Aaron Spencer
Srinivas Palavarapu
Nicholas Dillener
Spencer Murphy
Kimberly Gooding
Sheldon E AUSTIN
Hazen Hall Miller

Jasper Gallo
Crystal Hill
David Shank
Wardell Holt
Stephen Grinalds
Joyce Senior
Duke Duncan
Hayes Donahue
John Pereira
Joseph Biondi
David Wright
Norne Walker
Andrew McKenna
Conora Hunter

'Imran Razak
Erica Guillory
Manuel E. Lugo Recart
Richard Renn
Adrian R. Gardner
Genee Antoinette
Evan Harris
Jose Davila
Aaron Daniel Pushkin Cha...
Ghassan Shams
Dan Spratling
Patrick Enweronye
Timothy Coggin
Travis Johnson

















Eric Presser	Trenton Jeffrey Breithaupt	Jay Carl Mishler	Steven G. Anderson	Honor Hall-Miner	Genera Hunter	Travis Johnson
Lawrence PENNEY	Woodrow Tippett	Nikita Gold	Mark Jessan Hutchison-Q...	Benjamin Finkelstein	Jaylon Alexander	Gloria Pasillas
Karl Eden	Nathan Hall Austria	Alice Pitts	Duncan Weller	Michael Caldwell	Naphar R Isley	Matthew Bristol
Paul Vernon	Sherri Jefferson	Steve Wanjara	Brittany Fuller	Tracy Jones	Gillian WILKINSON	Jeffrey Pelter
Alan M Angeloni Jr	Richard Winfield	Kashima Brown	Hiten Patel	Francesca Hogi	Anderson Brown	Tanya Granston
David Bradshaw Sr.	Albert Mood	Maria Sanford	Keith Johnson	Chris Burley	Georgia Peart	Liz Delany
Renand Agenor	Keisha Jackson	Trent Branch II	Laud Duncan	Daniel Duran	Johanne Thurel	Berlinda Mallebranche
Liling Tan	Kn G.	Lora Jerdine	Alan Hendrickson	Beverly Marable	Edwin Daniel	Christopher B Burke
La Verne Duncan	Jennifer Dyck-Sprout	Aiesha Graves	Jared Buswell	Dexter A Cicero	Sascha Sims	Cheree Warrick
Donna Bristol	Dan TRAN	Erika Bravo	Sonia Thompson	David Tjalsma	Ollie C Thomas	Moncellia Scott
Zachary Pember	Troy Greene	Lakisha Gayden	Fatoumata Bah	Jamel Smith	Amati Pettes	Mayur Motgi
Joseph Biondi	Mikhael HADIDA	Terry McCarn	Evans Richards	Elpidio Quizon	Alonzo Payne	Richard Quizon
Mohamed Jabbar	Duncan Weller	Adie Akuffo-Afful				

Thank You!

From the Pigeon Loans Team

Brian Bristol
Founder & CTO

Kaben Clauson
Co-Founder & COO

Ben Schein
Director of Business Relations

Self-taught Spanish and Portuguese speaker. Ask me anything about Argentina and I'll have an answer for you.

Anna Matilde Tanga
Board Member

On any given day, I can hold a conversation with you in English, French, Italian, German, and sometimes Spanish.

Brennan Batalla
Director of Engineering

Ex-Amazon engineer. From the Jersey Shore and loves to travel.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Brian Bristol	CTO @ Pigeon Loans	2020
Anna Matilde Tanga	COO @ Pigeon Loans	2020

Officers

OFFICER	TITLE	JOINED
Brian Bristol	CTO	2020

Kaben Clauson	COO		2021
Anna Matilde Tanga	Secretary		2020

Voting Power ⊙

HOLDER	SECURITIES HELD	VOTING POWER
Kaben Clauson	1,400 Common	28.0%
Brian Bristol	2,903 Common Stock	58.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2020	$5,000	Safe	Section 4(a)(2)
02/2021	$35,000	Safe	Section 4(a)(2)
10/2021	$150,600		4(a)(6)
12/2021	$83,000	Safe	Section 4(a)(2)
12/2021	$125,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	5,000	5,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Increased regulation in the interpersonal loan / promissory note space could serve to negatively effect the business model of Pigeon Loans. Pigeon Loans operates in and depends on the loose laws pertaining to promissory notes between consumers. Any increased regulation will serve to add additional overhead costs to Pigeon Loans.

A tight spread as it relates to how much it might cost to acquire a customer in relation to how much revenue a customer provides could pose to make it difficult to scale quickly. At scale, and with our current revenue models, Pigeon Loans will make $1.03 for every $1.00 we spend. If our revenue model does not change to include additional sources of revenue in the future, we may not generate enough cash flow to sustain the business long term relative to our costs.

Horizontal expansion of the Pigeon Loans platform in regards to new features, use of new technologies, or new partnerships may never exceed the current state of the art. The base technology focused on peer-to-peer connections between individuals is the entire driving force behind this business concept. Other additional features to Pigeon Loans may prove to be unsuccessful or even detrimental to the business, so expansion of long-term features are not guaranteed.

Our payment processing capabilities are dependent solely upon a special piece of technology created by Stripe. In the event that Pigeon Loans would no longer be able to use Stripe, Pigeon Loans could suffer significant financial losses in dealing with the aftermath of such a reality. Very few players outside of Stripe exist for Pigeon Loans to migrate to in regards to powerful payment processing.

Legal documents which serve as a product on Pigeon Loans have been vetted to a "best effort" standard. Pigeon Loans is not a licensed legal entity and thus any documentation we provide cannot be guaranteed to be held up in every court in every jurisdiction across the world. Seeking out professional legal counsel in addition to using Pigeon Loans may be required for our customers, and in most cases is even advised.

Pigeon Loans has no control over the forms of transactions and loans that occur on our platform. Due to the nature of our platform, Pigeon Loans does not serve as a party within a given loan between a Lender and a Borrower. Therefore, loans made on our platform could be made with ill intent, be subject to predatory behaviors, may introduce elements of fraud, or might be exposed to money laundering. Pigeon Loans makes a best effort attempt to stop any and all illegal activity on our platform, but we cannot hope to catch all occurrences of said activity.

Pigeon Loans exists in a single-tenant, serverless cloud architecture. The trade off for using such advanced technology is that our ecosystem has as a single point of failure in regards to potential data or privacy breaches. In the event that Pigeon Loans' security safeguards and/or encryption mechanisms fail, user data such as email address, first name, and last name may be exposed.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The fundamental concept of Pigeon Loans could be copied and executed by pre-existing large corporations and prove to take away market share from our company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Pigeon Loans, Inc.
- Delaware Corporation
- Organized June 2020
- 5 employees

1000 Brickell Avenue
Suite 715 #5044
Miami FL 33131

https://www.pigeonloans.io

Business Description

Refer to the Pigeon Loans profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Pigeon Loans is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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